Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2009

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s Embedded Value 2008 Report, dated May 14, 2009, is attached as an appendix and incorporated herein by reference. The Embedded Value 2008 Report, as included in the appendix, reflects some minor adjustments to the Embedded Value 2008 Report as referred to in our Report on Form 6-K furnished to the SEC on May 14, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: August 13, 2009	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

1.  Highlights

1.1  Introduction

AEGON has long used embedded value as a management tool for its life insurance operations. AEGON’s management believes that embedded value, in conjunction with other publicly disclosed financial information, can provide valuable additional information for investors and shareholders to assess a reasonable range of values inherent in the business. The disclosure includes sensitivity analyses reflecting certain risks and drivers of the realization of embedded value.

Embedded value life insurance is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. Embedded value life insurance should not be viewed as a substitute for AEGON’s primary financial statements.

Embedded value life insurance represents the contributed capital invested in AEGON’s life operations, available surplus or adjusted net worth (ANW), and the value of in-force life business (ViF). The latter equals the present value of expected future profits arising from the existing book of life insurance business, including new business sold in the reporting period, less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value, although certain assumptions such as unit costs reflect a going concern basis.

Total embedded value (TEV) is an additional measure used by management in considering shareholders’ interest in the value of the existing business. TEV represents the sum of the embedded value life insurance, the IFRS book value of all other business that is not included in EVLI (other activities) and the adjustments in respect of holding companies (holding activities). The holding activities largely represent the market value of AEGON’s debt, capital securities and other net liabilities. IFRS measures have been used to value the holding activities, as this is the accounting basis on which AEGON’s primary financial statements are based.

Embedded value life insurance calculations use local regulatory accounting principles rather than company specific accounting principles (e.g. IFRS) as these regulatory requirements determine when profits can be distributed to shareholders. As the base case, EVLI has been prepared using required capital on the internal surplus basis. This presentation has been adopted, as this is how the business is managed and is consistent with European Embedded Value (EEV) Principles.

The methodology AEGON uses to calculate EVLI is described in addendum 5. This methodology is consistent with EEV Principles. This disclosure document is in compliance with the additional guidance on minimum required disclosures of sensitivities and other items under EEV, as published by the CFO Forum in October 2005.

Embedded value 2008	- 1 -

1.2  Overview of embedded value life insurance and total embedded value

A high level overview of embedded value life insurance and total embedded value is contained in table 1. More details on these values, the principles and assumptions used plus the sensitivity of these values to changes in underlying assumptions are included in this document and should be read carefully in connection with the information presented below. All figures in this document are presented on an after tax basis unless otherwise stated.

Table 1

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2008 EUR	Year-end 2007 EUR	%
Life business
Adjusted net worth (ANW)	11,123	11,751	(5)
Free surplus (FS)	2,335	1,025	128
Required surplus (RS)	8,788	10,725	(18)

Value of in-force life business (ViF)	11,813	14,138	(16)
Present value future profits (PVFP)	14,184	17,127	(17)
Cost of capital (CoC)	(2,371)	(2,989)	(21)

Embedded value life insurance (EVLI)	22,936	25,889	(11)
Other activities
IFRS book value	948	191	396

Total embedded value before holding activities	23,883	26,079	(8)

Holding activities	(5,346)	(4,385)	22
Market value of debt, capital securities & other net liabilities	(4,840)	(4,063)	19
Present value holding expenses	(506)	(322)	57
Total embedded value (TEV)	18,538	21,694	(15)
Value of preferred share capital	(1,343)	(1,527)	(12)
Total embedded value (TEV) attributable to common shareholders	17,194	20,167	(15)
TEV attributable to common shareholders per share (EUR)	11.35	13.44	(16)

The most important items impacting the change in embedded value life insurance during 2008 are1:

¿

The weakening of the British pound against the euro was partially offset by the strengthening of the US dollar. This had a negative impact of EUR 0.3 billion on the EVLI. If the figures in this table had been prepared on a constant currency basis, the decreases in EVLI and TEV would have been 10% and 13% respectively.

¿	Embedded value operating return[2] of EUR 1.7 billion, consisting of EUR 0.9 billion for in-force performance and EUR 0.8 billion for new business value.
¿	A negative investment variance of EUR (3.2) billion and an adverse impact of EUR (2.0) billion from economic assumption changes.
¿	Net capital movements into the life operations increased the EVLI by EUR 0.5 billion.

The value of other activities increased by EUR 0.8 billion mainly due to an injection of capital from group.

1 For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

2 For embedded value operating margins on a constant currency basis, please refer to addendum 1: ‘Movement analysis per region and product segment’.

Embedded value 2008	- 2 -

The value of debt, capital securities and other net liabilities, which includes EUR 3 billion convertible core capital securities from Vereniging AEGON funded by the Dutch State, decreased (i.e. became more negative) by EUR 0.8 billion as a result of net capital distributions from holdings (EUR (0.6) billion), dividends to shareholders (EUR (0.7) billion) and interest payments on holding debt (EUR (0.3) billion), the change in other net liabilities (EUR (0.8) billion) somewhat offset by changes in market value of debt (EUR 1.7 billion). The change in other net liabilities was largely a result of a capital contribution of EUR 0.5 billion to the US – previously this amount had been treated as a loan.

1.3  New business

The profitability of the policies sold in 2008 can be measured by the gross value of new business, which is equal to the value of new business (VNB) generated by new business sold during the reporting period, grossed up at the relevant corporate tax rate and adjusted for the cost of carrying required capital on the internal surplus basis.

Table 2

Value of new business (amounts in millions)	2008 EUR	2007 EUR	%
Gross value of new business	1,369	1,546	(11)
Tax	(317)	(381)	(17)
Cost of capital	(215)	(237)	(9)
Value of new business	837	927	(10)

The regional groupings used in table 3 below and throughout the report are as follows:

¿	Americas consists of AEGON Canada, AEGON USA and AEGON’s 49% interest in Seguros Argos (Mexico);
¿	Asia consists of AEGON Taiwan and AEGON’s 50% interest in its partnership in China;
¿

Central and Eastern Europe consists of AEGON’s operations in the Czech Republic, Hungary, Poland, Slovakia, and AEGON’s 90% interest in its partnership in the Czech Republic and 50% partnership in Romania; and

¿	Other European Countries consists of AEGON Spain, AEGON’s interests in four partnerships in Spain and AEGON’s 35% interest in La Mondiale Participations (France).

Table 3

Value of new business (amounts in millions, after tax)	2008 EUR	2007 EUR	%
Americas	412	425	(3)
The Netherlands	43	51	(16)
United Kingdom	234	230	2
Asia	20	78	(74)
Central and Eastern Europe	74	72	3
Other European Countries	54	71	(24)
Total	837	927	(10)

Value of new business decreased 10% from 2007 (2% if calculated on a constant currency basis).3

3 For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

Embedded value 2008	- 3 -

2.  Economic Assumptions

The economic assumptions for AEGON’s main markets in 2008 and 2007 are presented in table 4. The assumptions are set using a market based approach with rates that can vary by country unit and change from year to year taking into account available empirical data.

Further detail on the setting of discount rates and the economic assumptions in other countries is described in addendum 5 and 6 respectively.

Table 4

Economic assumptions 2008	United States	The Netherlands	United Kingdom
Discount rate	7.2%	7.0%	7.9%
Equity returns	7.2%	7.0%	7.9%
Property returns	6.5%	6.7%	7.9%
Risk free fixed interest returns (A)	2.3%	3.4%	3.4%
Net credit spread on fixed interest (bps) (B)	606	527	388
Inflation rate	2.0%	2.0%	2.0%
Tax rate	35.5%	25.5%	28.0%

Economic assumptions 2007	United States	The Netherlands	United Kingdom
Discount rate	7.70%	7.60%	7.60%
Equity returns	7.70%	7.60%	7.60%
Property returns	6.50%	6.70%	7.60%
Risk free fixed interest returns (A)	4.04%	4.40%	4.60%
Net credit spread on fixed interest (bps) (B)	211	126	131
Inflation rate	2.0%	2.0%	2.0%
Tax rate	35.5%	25.5%	28.0%

(A) Risk free fixed interest returns correspond to the 10-year government bond yield. The table above shows start rates only. Refer to table 23 for more detail.

(B) Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the 'fixed interest returns'. The table above shows start rates only. Refer to table 23 for more detail.

All economic assumptions are reviewed each year and adjusted if appropriate. All assumptions reflect a going concern. The currency exchange rates are summarized in addendum 4: Exchange rates.

The main changes for 2008 have been a decrease in the short-term risk free fixed interest return across all countries. Additionally the risk margin to determine equity returns and the discount rate was increased from 3% in 2007 to 4% in 2008 – the exception to this was the Netherlands where the risk margin remained at 3% to reflect the substantial de-risking of their business profile. The other feature across all countries has been a substantial increase in initial corporate spreads.

Embedded value 2008	- 4 -

3.  Reconciliation of total capital base to adjusted net worth

The embedded value life insurance is not based on international financial reporting standards (IFRS). Rather, it is based on local regulatory accounting. As the base case, EVLI has been prepared using required capital on the internal surplus basis. The following reconciliation presents the adjustments to the total capital base under IFRS to arrive at the ANW that is based on local regulatory accounting rules.

Table 5

Reconciliation of total capital base to ANW (amounts in EUR millions)	2008	2007	%
Total capital
AEGON shareholders’ equity (A)	6,055	15,151	(60)
Capital securities & subordinated debt & (B)	7,901	4,972	59
Minority interest	6	16	(63)
Senior debt related to insurance activities (C)	69	1,255	(95)

Total capital base	14,031	21,394	(34)
Other net liabilities (D)	(180)	(1,003)	(82)

Total capital base and other net liabilities	13,851	20,391	(32)

Capital in units
Americas	7,629	12,945	(41)
The Netherlands	2,954	3,079	(4)
United Kingdom	1,320	2,954	(55)
Asia	397	326	22
Central and Eastern Europe	645	497	30
Other European Countries	906	590	54

Total	13,851	20,391	(32)

Allocated to
Life subsidiaries	12,903	20,200	(36)
Other activities	948	191	396

Total	13,851	20,391	(32)

Reconciliation capital in life subsidiaries to adjusted net worth
Capital in life subsidiaries	12,903	20,200	(36)
Adjustments to local equity	(1,780)	(8,450)	(79)

Adjusted net worth (ANW)	11,123	11,751	(5)

(A) Including the preferred share capital (2008: EUR 2,114 million, 2007: EUR 2,114 million).

(B) Including EUR 3 billion convertible core capital securities

(C) Borrowings (of which related to insurance activities): EUR 5,339 million (EUR 69 million) in 2008 and EUR 6,021 million (EUR 1,255 million) in 2007.

(D) Carried at the holding companies.

The change in other net liabilities was largely a result of a capital contribution of EUR 0.5 billion to the US – previously this amount had been treated as a loan.

Embedded value 2008	- 5 -

The capital base is largely invested in the life subsidiaries. The remaining capital allocated to other activities is included in total embedded value at IFRS book value. In the reconciliation, the capital allocated to life subsidiaries is adjusted to local regulatory accounting. The largest part of the adjustment relates to the non-admissibility on a regulatory basis of DPAC/VOBA of the modeled life business4. The life insurance DPACs in certain countries, most significantly the Netherlands (EUR 0.5 billion), are not eliminated, as they are admissible assets under their regulatory accounting. The impact of the elimination of inadmissible DPAC/VOBA relating to the modeled life business equals EUR (14.7) billion, asset related differences amount to EUR 8.8 billion, reserve related differences amount to EUR 5.1 billion and the balance of the adjustments, EUR (1.0) billion, is explained by a number of smaller adjustments, including deferred tax and goodwill on moving from IFRS to regulatory accounting. The asset valuation differences are up substantially from 2007 and arise primarily in the Americas - they reflect the inclusion of unrealized losses in IFRS which is not required under regulatory reporting. The reserve valuation differences are down on 2007 with the main fall in the Americas resulting from certain liabilities being adjusted to reflect market changes under regulatory accounting but remaining fixed under IFRS. This is partially offset by a rise in the UK as only statutory reserves for annuities reflect the impact of higher bond yields.

The differences between embedded value and the accounting treatment of DPAC are discussed in addendum 3.

4 The non-admissibility of certain assets on a local basis simultaneously decreases equity while increasing future profits as the margins that are available to amortize these intangible assets on an IFRS basis go straight to the bottom-line under regulatory accounting. In other words, the decrease in equity when going from IFRS to the local basis is largely offset by an increase in the value of the in-force business.

Embedded value 2008	- 6 -

4. Outcome

This section presents the EVLI and TEV as of December 31, 2008. All profits are in millions of euro and based on local regulatory accounting net of reinsurance and after tax. The level of required surplus is based on internal surplus requirements.

4.1  Value components

The values under the internal surplus requirements are:

Table 6

Embedded value components (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2008

Life business
Adjusted net worth (ANW)	6,615	2,794	748	194	337	435	11,123
Free surplus (FS)	600	971	364	82	250	67	2,335
Required surplus (RS)	6,015	1,823	383	112	87	368	8,788

Value of in-force life business (ViF)	6,265	2,940	1,869	(96)	566	270	11,813
Present value future profits (PVFP)	7,691	3,567	1,920	(3)	612	396	14,184
Cost of capital (CoC)	(1,426)	(628)	(51)	(94)	(46)	(126)	(2,371)

Embedded value life insurance (EVLI)	12,879	5,734	2,617	97	903	705	22,936

Other activities
IFRS book value	681	160	(275)	36	135	210	948

Total embedded value per region	13,561	5,894	2,342	134	1,038	915	23,883

Holding activities							(5,346)
Market value of debt, capital securities & other net liabilities							(4,840)
Present value holding expenses							(506)
Total embedded value (TEV)							18,538
Value of preferred share capital							(1,343)

Total embedded value (TEV) attributable to common shareholders							17,194

The solvency requirement on which the business is managed is based on the more stringent of the regulatory requirements and Standard and Poors’ local capital adequacy models at a AA level, plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

The main areas covered by other activities are banking (EUR 0.2 billion), distribution (EUR 0.1 billion), general insurance (EUR 0.4 billion) and pensions and employee benefits (EUR 0.2 billion).

Other activities increased by EUR 0.8 billion. The increase is mainly driven by capital contributions from group to the Americas (EUR 0.5 billion) and the inclusion of a new joint venture in Spain (EUR 0.2 billion). Other activities for the UK is negative as a result of the staff pension scheme deficit and inter company lending activities.

The embedded value life insurance decreased due to positive performance on the in-force business and the contribution from value of new business being more than offset by the negative impact of investment experience and changes in economic assumptions. For a detailed discussion of the change in embedded value life insurance from end of year 2007 to end of year 2008 refer to section 4.2

Embedded value 2008	- 7 -

Non-recurring expenses

For all countries, any expected efficiency gains from restructuring programs have not been reflected in the expense assumptions.

In established operations, certain incurred expenses are considered non-recurring. For newer operations, such as China or Czech Republic, the value of new business and the projection of expenses in the embedded value life insurance reflect longer term expected run rate acquisition and maintenance expenses. In total an amount of EUR 33 million, after tax, was considered as exceptional expenses (Americas EUR 11 million, UK EUR 5 million, Asia EUR 10 million and CEE EUR 7 million), and not included in the derivation of acquisition and maintenance expense assumptions.

Employee pension plan costs

Expense assumptions in the embedded value include the cost of providing employee pension benefits where appropriate. The allowance for these costs fully reflects the long-term cost of providing pensions and is consistent with the allowance for pensions elsewhere in the calculation of the total embedded value. Any pension asset or liability has been included at the IFRS book value. For the Americas, where a pension asset is already reflected in IFRS book value (in other activities), no contribution holidays with respect to this pension asset are taken into account in the pension contribution expenses in the embedded value.

Embedded value 2008	- 8 -

Free surplus

Table 7

Reconciliation of free surplus (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2008

Free surplus (BOY)	397	155	183	12	250	27	1,025
Change in MV adjustment on FS	(16)	-	-	0	(11)	(5)	(32)
Return on free surplus	12	69	4	(1)	(2)	1	82
Earnings on in-force	(1,159)	456	(85)	(65)	73	25	(755)
Release of required surplus on inforce	2,232	662	414	(38)	8	(12)	3,267
Investment in new business	(1,381)	(113)	(358)	(32)	(65)	(8)	(1,958)
New business first year strain	(407)	(24)	(207)	(27)	(45)	(2)	(712)
Required surplus on new business	(974)	(89)	(151)	(5)	(20)	(5)	(1,246)
Capital movements	489	5	(293)	149	141	27	518
Currency exchange differences	25	(0)	(77)	2	(29)	(0)	(80)
Other	0	(261)	576	55	(115)	12	267
Free surplus (EOY)	600	971	364	82	250	67	2,335

The economic value of free surplus in the life business increased during 2008 mainly due to:

¿	Return on free surplus of EUR 0.1 billion.
¿	Overall release of required surplus on in-force business of EUR 3.3 billion.
¿	In the Americas the high release of EUR 2.2 billion reflected substantial releases from fixed annuities and IGP partially offset by an increase in required capital for variable annuities.
¿

In the Netherlands the above average earnings of EUR 0.5 billion reflected gains on investments including hedge results linked to falls in interest rates. The above average release of required surplus of EUR 0.7 billion reflected the lower S&P requirements at the end of 2008 and de-risking the business.

¿	Net capital injections of EUR 0.5 billion.

partially offset by

¿	Overall earnings on in-force of EUR (0.7) billion.
¿	In the Americas the adverse earnings of EUR (1.2) billion were driven by market impacts on variable annuities, guarantee costs, and IGP.
¿	In the UK the adverse earnings of EUR (0.1) billion mainly reflected a combination of the impact of market falls and a strengthening of default assumptions in statutory reserving.
¿	Investment in new business including new business strain and required capital on new business of EUR (2.0) billion.
¿	Currency exchange differences of EUR (0.1) billion.

The main components of other are related to the impact of unrealized losses in the Netherlands and the combination of financial reinsurance and securitization arrangements in the UK.

Embedded value 2008	- 9 -

4.2 Movement analysis of embedded value life insurance

The change in embedded value life insurance from year to year is split into the following components5. The main items per region are explained in further detail after table 8 and table 10.

Table 8

Movement analysis 2008 (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2008
Embedded value life insurance BoY	15,175	5,040	3,692	436	835	710	25,889
Value of new business (VNB)	412	43	234	20	74	54	837
Gross value of new business	703	86	347	30	105	98	1,369
Tax	(140)	(22)	(97)	(7)	(20)	(30)	(317)
Cost of capital (after tax)	(151)	(20)	(15)	(3)	(12)	(14)	(215)
In-force performance	458	192	231	(36)	67	(31)	880
Unwind of discount	1,048	449	250	30	75	39	1,891
Operating variances	(239)	58	4	(19)	(2)	(46)	(244)
Mortality/morbidity	74	43	5	(1)	3	(2)	122
Persistency	34	(9)	15	(11)	(14)	(32)	(17)
Maintenance expenses	2	(61)	0	(1)	(9)	(2)	(70)
Exceptional expenses	(11)	0	(5)	(10)	(7)	0	(33)
Other	(338)	84	(11)	4	24	(10)	(246)
Changes in operating assumptions	(352)	(314)	(23)	(47)	(6)	(25)	(766)
Mortality/morbidity	90	(133)	22	5	15	1	0
Persistency	(288)	(27)	(38)	(15)	(13)	(4)	(386)
Maintenance expenses	4	(8)	(2)	(13)	(32)	1	(49)
Other	(159)	(146)	(5)	(24)	25	(22)	(331)
Embedded value operating return	870	236	465	(16)	141	23	1,718
Variance from long-term inv. return	(3,696)	1,043	(479)	(5)	(79)	(27)	(3,244)
Change in economic assumptions	(647)	(779)	(50)	(460)	(30)	(35)	(2,002)
Currency exchange differences	526	0	(799)	18	(59)	0	(315)
Miscellaneous impacts	163	189	81	(23)	(46)	8	372
Embedded value total return	(2,785)	689	(782)	(487)	(73)	(32)	(3,471)
Capital movements	489	5	(293)	149	141	27	518
Embedded value life insurance EoY	12,879	5,734	2,617	97	903	705	22,936
Other activities							948
Holding activities							(5,346)
Total embedded value							18,538
Embedded value operating margin (A)	5.7%	4.7%	13.7%	(3.6)%	16.6%	3.2%	6.8%

(A) Embedded value operating margin is calculated on a constant currency basis. See addendum 1, tables 14 to 19 for details.

5 Refer to addendum 1 ’Movement analysis per region and product segment’, tables 14 to 19, for a split per region and per product segment.

Embedded value 2008	- 10 -

Return on embedded value

The overall embedded value operating margin was 6.8% in 2008 (8.8% in 2007). The embedded value total margin was (13.4)% in 2008 (2.2% in 2007).

Currency exchange differences

A negative currency variance of EUR 315 million was primarily caused by a weakening of the British pound and a number of the CEE currencies against the euro. This was partially offset by a strengthening of the US dollar.

Capital movements

Capital movements include transfers between life operations, holding activities and non-life operations.

Americas

¿	The embedded value operating margin on a constant currency basis was 5.7%.
¿

In-force variance on mortality and morbidity was favorable across most lines of business. However this was more than offset by adverse spread experience, shown under other, with some offset from various small items including tax and reserving changes.

¿

The change in operating assumptions was driven by lower lapses in Variable Annuities resulting in higher guarantee costs, reduced prepayment rates on certain general account assets, offset partially by the adoption of updated mortality tables

¿

The large negative long-term investment variance reflected losses linked to the decline in equity markets and the impact of widening credit spreads. There was also a smaller adverse impact from the reduction in fixed interest rates.

¿	The net change in economic assumptions was largely driven by lower fixed interest returns. Adverse impacts from default losses and equity returns were offset by the lower discount rate.
¿	The miscellaneous impacts reflected a combination of modeling improvements and a change in S&P requirements.

The Netherlands

¿	The embedded value operating margin was 4.7%.
¿

The main components of the in-force variance were unfavorable expense experience in the Life business due to a combination of a reallocation of costs and a number of short term project costs, in particular system development linked to policyholder compensation.

¿

The change in operating assumptions reflected a large negative impact from longer assumed longevity in Pensions which more than offset a positive mortality adjustment in Life. The changes under other mainly related to the impact of the change in asset mix away from equities to bonds and the impact on future costs related to policyholder compensation mentioned above.

¿

The main component of the positive variance on long-term investments was the impact of a hedge program related to traditional policies with profit sharing and unit linked policies with guarantees. This was partially offset by the adverse impacts from lower equity markets and lower fees on separate account business.

¿

For economic assumption changes, the reduction in fixed interest rates had a substantial adverse impact, particularly for Pensions. There was a partial offset here from higher credit spreads. The impact of changes to discount rate and equity returns were small and largely offsetting.

¿	The miscellaneous impacts reflected a combination of modeling improvements and a change in S&P requirements.

Embedded value 2008	- 11 -

United Kingdom

¿	The embedded value operating margin on a constant currency basis was 13.7%.
¿	The in-force variance included a small positive from persistency.
¿

While the lapse experience observed in 2008 was better than expected some adverse experience is anticipated in the shorter term. As a result a lapse provision was established to allow for continuing adverse persistency rates in 2010 and this was the principal component of the change in operating assumptions.

¿	The other significant component of the operating return of 13.7% was the strong contribution from new business which generated more than 6%.
¿	Falling market values were the main component of the variance from long-term investment returns, in particular resulting in lower fees.
¿	On economic assumptions, the adverse impact of a higher discount rate and a lower risk free fixed interest return was partially offset by higher credit spreads.
¿	Miscellaneous covers a refinement in the S&P capital calculation and a smaller impact from modeling improvements.

Asia

¿	The embedded value operating margin on a constant currency basis was (3.6)%.
¿	The in-force variance arose from a negative impact from adverse persistency in Taiwan and exceptional expenses in China.
¿	The change in operating assumptions was mainly due to a change in assumed persistency and maintenance expenses in Taiwan. The changes under other were mainly tax related in Taiwan.
¿	The significant negative change in economic assumptions was almost entirely due to the reduction in fixed interest rates in Taiwan.

Central and Eastern Europe

¿	The embedded value operating margin was 16.6%.
¿

The most significant item under in-force variance related to adverse persistency in Hungary and Poland, expense overruns including those linked to development costs for the newer countries, offset partially by a combination of spread experience and higher than expected premiums in Hungary and Poland.

¿

Changes to operating assumptions saw positive mortality changes in Hungary and Slovakia, improved funding margins from mortgages in Hungary and increased asset charges in Poland more than offset by persistency in Hungary and higher expenses across most countries.

¿	The variance in long-term investment return related to a combination of equity returns and fixed interest rates - the change in assumptions was almost entirely driven by the higher discount rate.
¿	The largest component of miscellaneous relates to moving the Polish pension funds from IFRS to covered business with the loss of a goodwill component under embedded value.

Other European Countries

¿	The embedded value operating margin was 3.2%
¿

The in-force variance was adversely affected by higher levels of withdrawals and lower top up rates for existing policies in Spain. To the extent that they are expected to re-occur, these items were reflected in operating assumption changes.

¿

On changes in economic assumptions the main components of the adverse variance were higher discount rate and lower risk free rates. The main driver of long term investment variance was market falls resulting in a reduction in fees.

Embedded value 2008	- 12 -

Value of new business

Value of new business represents the value created by new business sold during the reporting period. Table 9 links this value to modeled written premium6.

Table 9

Modeled new business	Premium business		Deposit business		VNB
APE(A) and deposits
(amounts in EUR millions)	APE (A)		Deposits (B)
	2008	2007	2008	2007	2008	2007	%
Americas	1,097	1,362	30,151	36,337	412	425	(3)
The Netherlands	300	278	-	-	43	51	(16)
United Kingdom	1,514	1,705	-	-	234	230	2
Asia	63	168	24	7	20	78	(74)
China	16	11	-	-	3	3	0
Taiwan	47	157	24	7	16	75	(79)
Central and Eastern Europe	109	122	65	27	74	72	3
Czech Republic	10	2	21	2	3	1	200
Hungary	32	26	25	22	37	36	3
Poland	58	90	11	3	20	32	(38)
Romania	-	-	7	-	8	-	-
Slovakia	9	4	0	0	7	3	133
Other European Countries	237	234	10	10	54	71	(24)
France	96	89	-	-	4	7	(43)
Spain	141	146	10	10	50	65	(23)
Total	3,321	3,869	30,249	36,381	837	927	(10)
VNB	592	705	246	222

(A) APE = recurring premium + 1/10 single premium.

(B) Including on and off balance sheet deposits.

6 Refer to addendum 1 ‘Movement analysis per region and product segment’ for the split of VNB per region and per reporting segment.

Embedded value 2008	- 13 -

Table 10 shows VNB as a ratio of the present value of new business premiums, as well as calculated internal rates of return.

Table 10

2008 VNB summary	Premium business				Deposit business
(amounts in EUR millions)
	VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	Total VNB	Total IRR
Americas	193	5,496	3.5%	17.6%	219	34,251	0.6%	0.7%	412	12.4%
The Netherlands	43	2,324	1.9%	14.4%	-	-	-	-	43	10.8%
United Kingdom	234	10,322	2.3%	15.5%	-	-	-	-	234	13.5%
Asia	19	344	5.6%	30.5%	1	179	0.4%	2.7%	20	18.5%
China	3	102	3.4%	21.1%	-	-	-	-	3	26.2%
Taiwan	16	241	6.6%	33.8%	1	179	0.4%	2.7%	16	16.9%
Central and Eastern Europe	48	674	7.2%	44.3%	25	835	3.0%	39.4%	74	44.8%
Czech Republic	1	64	2.3%	14.8%	1	116	1.2%	6.3%	3	13.2%
Hungary	24	210	11.2%	74.3%	13	286	4.6%	51.7%	37	>50.0%
Poland	18	339	5.4%	31.6%	1	94	1.3%	11.1%	20	>50.0%
Romania	-	-	-	-	8	314	2.4%	106.8%	8	21.6%
Slovakia	5	61	8.2%	53.5%	2	25	8.5%	N.M.	7	41.4%
Other European Countries	54	1,884	2.8%	22.6%	0	10	3.3%	3.3%	54	46.7%
France	4	1,097	0.4%	4.5%	-	-	-	-	4	8.9%
Spain	49	787	6.3%	35.0%	0	10	3.3%	3.3%	50	>50.0%
Total	592	21,043	2.8%	17.8%	246	35,275	0.7%	0.8%	837	17.8%

In the Americas, VNB increased 4% in US dollars (down 3% in euros). The main contributors to this were Life, Fixed Annuities and Pensions. For Fixed Annuities the increase, driven by higher sales, included a reduction to reflect higher than normal liquidity in the asset portfolio. Overall IRR in the Americas decreased slightly from 13.0% in 2007 to 12.4% in 2008.

The decrease in VNB in the Netherlands reflected a small increase in sales, offset by a reduction in margins in Pensions due to the very competitive market. The IRR in the Netherlands increased very slightly from 10.7% in 2007 to 10.8% in 2008 mainly due to a change in the mix of business.

The increase in VNB in the UK was driven by the movement in product mix towards higher margin products, such as annuities and protection business, with partial offset from slightly lower sales growth in the Pensions area. VNB was also adversely impacted by currency with growth in sterling up 19%. The VNB growth was also reflected in an improved IRR from 13.0% in 2007 to 13.5% in 2008.

The decrease in VNB in Asia reflected substantially lower production in Taiwan.

The growth in VNB within Central and Eastern Europe reflected the strong performance from Slovakia and the first year inclusion of Romania. This was partially offset by lower VNB, driven by lower sales, in Poland.

The key driver of the lower VNB in respect of Other European Countries was reduced margins in both Spain and France.

Embedded value 2008	- 14 -

5.  Sensitivities

Table 11 and table 12 reflect the impact of changing the underlying assumptions on the EVLI and the VNB respectively. In each sensitivity scenario, only the stated assumption(s) has been changed, while keeping other assumptions equal to the ‘base case’. However, any discretionary elements or policyholder behavior assumptions directly impacted by the changed assumption (e.g. bonus rates or dynamic lapses) are assumed to vary with the scenario, if appropriate. The base case relates to the embedded value life insurance, i.e. to the value of the modeled life business. The sensitivity results include the impact on the allowances for financial options and guarantees.

5.1  Embedded value life insurance sensitivity

Table 11

Sensitivity analysis - Embedded value life insurance (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2008
Base case embedded value life insurance 2008	12,879	5,734	2,617	97	903	705	22,936
Required surplus at regulatory solvency	7%	1%	0%	25%	3%	2%	5%
100 bps decrease in risk discount rate	7%	11%	8%	15%	7%	8%	8%
100 bps increase in risk discount rate	-6%	-10%	-7%	-12%	-6%	-7%	-7%
100 bps decrease in risk-free rate, all asset returns and RDR	-4%	15%	5%	-1136%	3%	-1%	-2%
100 bps increase in risk-free rate, all asset returns and RDR	2%	-10%	-4%	461%	-2%	0%	0%
100 bps decrease in equity and property returns	-1%	-6%	-3%	-57%	-1%	-1%	-3%
100 bps increase in equity and property returns	1%	5%	4%	54%	1%	1%	3%
10% fall in equity markets	-3%	-3%	-4%	-39%	-1%	0%	-3%
100 bps decrease in fixed interest	-8%	12%	2%	-1078%	-3%	-6%	-6%
100 bps increase in fixed interest	8%	-8%	-1%	512%	3%	6%	5%
10% decrease in lapse rates	6%	0%	2%	-40%	3%	3%	4%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	7%	0%	0%	5%	0%	0%	4%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	-3%	-1%	0%	0%	0%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	9%	-5%	-3%	5%	0%	0%	3%
10% decrease in maintenance expenses	3%	2%	2%	15%	2%	2%	2%

The impact of the change in discount rate on the value of the business depends on the timing of the future profits: the higher the average remaining duration, the higher the sensitivity and the asymmetry to changes in discount rates.

The difference in sensitivity to changes in investment returns between the regions mainly reflects the composition of the different in-force life portfolios and asset allocations. The asymmetry in sensitivity to investment returns can be attributed to the minimum guarantees in many products. As a result of these guarantees, future lower investment returns will not be fully offset by equally lower crediting rates.

Embedded value 2008	- 15 -

Asia shows an asymmetric value change for the decrease and increase in investment returns. This reflects the level of guarantees underlying much of the business in Taiwan. However, the impact is much higher than last year, reflecting the substantial reduction in assumed investment returns in the base case..

5.2  Value of new business sensitivity

Table 12

Sensitivity analysis - Value of new business (amounts in EUR milions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2008
Base case value of new business 2008	412	43	234	20	74	54	837
100 bps decrease in risk discount rate	19%	19%	20%	13%	17%	17%	19%
100 bps increase in risk discount rate	-16%	-15%	-17%	-10%	-14%	-14%	-16%
100 bps decrease in risk-free rate, all asset returns and RDR	-6%	-5%	3%	-7%	6%	3%	-2%
100 bps increase in risk-free rate, all asset returns and RDR	0%	-3%	-3%	4%	-5%	-2%	-1%
100 bps decrease in equity and property returns	-3%	-5%	-8%	-1%	-2%	-1%	-4%
100 bps increase in equity and property returns	3%	7%	9%	1%	2%	1%	4%
100 bps decrease in fixed interest	-27%	-17%	-5%	-16%	-7%	-11%	-17%
100 bps increase in fixed interest	22%	12%	5%	15%	8%	11%	15%
10% decrease in lapse rates	15%	5%	7%	6%	9%	10%	11%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	17%	4%	2%	2%	1%	1%	9%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	1%	-3%	0%	0%	0%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	37%	3%	-11%	3%	1%	0%	15%
10% decrease in acquisition expenses	11%	9%	8%	1%	4%	2%	8%
10% decrease in maintenance expenses	6%	15%	4%	2%	6%	2%	6%

In general, the value of new business is more sensitive to changes in parameters than the in-force.

A relatively small change in future profits can have a relatively large impact on a small VNB compared to the EVLI. The exception is Taiwan where the new business mix does not include the products with guarantees which gave rise to the high sensitivities seen for the in-force portfolio. The size and sign of the sensitivities depend on the profitability of the individual products as well as the composition of the new business portfolio within a region. However it should be noted that these sensitivities do not provide indication of future new business profitability under alternative conditions, as no allowance is made for the potential to re-price products.

Embedded value 2008	- 16 -

Addendum 1: Movement analysis per region and product segment

This addendum splits the movement analysis into product segments for AEGON as a whole and for the different regions. First, the AEGON total split by reporting segment is presented in euro and then the movement of the six regions per reporting segment is stated in euro except for the Americas and the United Kingdom which are stated in local currency with only the opening and closing value and the value of the other activities translated into euro. The product segments are in line with the updated product segments used for primary financial reporting under IFRS.

Embedded value 2008	- 17 -

AEGON Group

Table 13

Movement analysis 2008	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY	7,614	-	8,229	2,135	1,715	1,390	294	86	1,746	601	2,079	25,889
Value of new business (VNB)	148	-	397	28	113	(13)	2	10	75	(1)	78	837
Gross value of new business	233	-	644	46	181	1	14	13	113	(1)	124	1,369
Tax	(57)	-	(160)	(10)	(36)	(0)	(5)	(2)	(22)	0	(24)	(317)
Cost of capital (after tax)	(28)	-	(86)	(8)	(33)	(14)	(7)	-	(15)	(1)	(22)	(215)
In-force performance	234	-	736	207	35	(382)	8	-	(35)	(23)	100	880
Unwind of discount	585	-	627	159	115	95	11	-	109	46	144	1,891
Operating variances	47	-	132	120	(148)	(295)	(2)	-	(23)	(29)	(47)	(244)
Changes in operating assumptions	(398)	-	(23)	(71)	68	(183)	(1)	-	(121)	(39)	3	(766)
Embedded value operating return	382	-	1,133	235	148	(395)	11	10	40	(24)	178	1,718
Variance from long-term inv. return	570	-	(870)	(25)	(70)	(1,323)	(24)	(46)	(1,122)	(61)	(273)	(3,244)
Change in economic assumptions	(885)	-	(877)	(73)	(3)	(125)	(12)	1	13	(3)	(38)	(2,002)
Currency exchange differences	(591)	-	(63)	53	111	(8)	0	3	67	29	85	(315)
Miscellaneous impacts	33	-	326	44	12	(93)	(1)	(0)	47	(5)	8	372
Embedded value total return	(490)	-	(351)	234	198	(1,944)	(25)	(33)	(955)	(64)	(40)	(3,471)
Capital movements	(272)	-	(399)	(306)	145	1,277	4	1	380	(22)	(290)	518
Embedded value life insurance EoY	6,852	-	7,479	2,062	2,058	723	273	54	1,172	515	1,749	22,936
Other activities												948
Holding activities												(5,346)
Total embedded value												18,538
Embedded value operating margin (A)	5.1%	-	14.1%	11.0%	8.6%	(28.3)%	3.7%	11.7%	2.3%	(4.0)%	8.5%	6.8%
VNB, PVNBP and APE	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2008	148	-	397	28	113	(13)	2	10	75	(1)	78	837
Present value of new business premiums	18,889	-	8,128	978	4,291	2,744	990	1,909	16,558	210	1,621	56,318
APE (B)	1,398	-	1,179	482	-	-	77	-	-	23	162	3,321
Deposits	4,912	-	-	-	4,270	2,589	11	1,909	16,558	-	-	30,249

(A)	Embedded value operating margin is calculated on a constant currency basis. See tables 14 to 19 for details.
(B)	APE = recurring premium + 1/10 single premium.

Embedded value 2008	- 18 -

Americas

Table 14

Movement analysis 2008	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in USD milions unless stated otherwise, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millions)	1,223	-	4,455	1,885	1,715	1,385	-	86	1,746	601	2,079	15,175
Embedded value life insurance BoY	1,800	-	6,559	2,776	2,525	2,039	-	126	2,570	884	3,061	22,339
Value of new business (VNB)	51	-	146	25	165	(20)	-	15	110	(2)	114	604
Gross value of new business	70	-	288	44	266	(2)	-	18	165	(1)	182	1,031
Tax	(14)	-	(60)	(9)	(52)	0	-	(4)	(32)	0	(36)	(205)
Cost of capital (after tax)	(5)	-	(82)	(10)	(48)	(18)	-	0	(23)	(1)	(33)	(221)
In-force performance	12	-	796	307	52	(557)	-	0	(51)	(33)	147	671
Unwind of discount	119	-	469	203	169	139	-	0	160	67	211	1,537
Operating variances	24	-	215	203	(217)	(431)	-	0	(33)	(43)	(69)	(350)
Changes in operating assumptions	(131)	-	112	(99)	100	(266)	-	0	(178)	(58)	4	(516)
Embedded value operating return	63	-	942	332	217	(577)	-	15	59	(35)	260	1,275
Variance from long-term inv. return	(394)	-	(760)	(21)	(102)	(1,940)	-	(67)	(1,645)	(89)	(400)	(5,418)
Change in economic assumptions	(145)	-	(513)	(63)	(4)	(183)	-	1	19	(5)	(55)	(948)
Currency exchange differences	0	-	(118)	(68)	(1)	(74)	-	0	0	0	(18)	(279)
Miscellaneous impacts	48	-	215	21	18	(136)	-	(1)	70	(7)	11	239
Embedded value total return	(428)	-	(234)	201	127	(2,910)	-	(52)	(1,498)	(136)	(202)	(5,132)
Capital movements	(128)	-	(870)	(466)	213	1,866	-	1	558	(32)	(425)	717
Embedded value life insurance EoY	1,245	-	5,455	2,511	2,864	994	-	75	1,631	716	2,434	17,924

Embedded value life insurance EoY (EUR millions)	894	-	3,920	1,804	2,058	715	-	54	1,172	515	1,749	12,879
Other activities (EUR millions)												681
Total embedded value for Americas (EUR millions)												13,561
Embedded value operating margin	3.5%	-	14.4%	12.0%	8.6%	(28.3)%	-	11.7%	2.3%	(4.0)%	8.5%	5.7%
VNB, PVNBP and APE	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in USD millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2008	51	-	146	25	165	(20)	-	15	110	(2)	114	604
Present value of new business premiums	13,088	-	4,048	1,323	6,291	3,760	-	2,799	24,273	309	2,377	58,268
APE (A)	-	-	648	689	-	-	-	-	-	33	237	1,608
Deposits	7,108	-	-	-	6,260	3,760	-	2,799	24,273	-	-	44,201

(A)	APE = recurring premium + 1/10 single premium.

Embedded value 2008	- 19 -

The Netherlands

Table 15

Movement analysis 2008	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millions)	2,810	-	1,983	247	-	-	-	-	-	-	-	5,040
Embedded value life insurance BoY	2,810	-	1,983	247	-	-	-	-	-	-	-	5,040
Value of new business (VNB)	12	-	22	9	-	-	-	-	-	-	-	43
Gross value of new business	32	-	39	14	-	-	-	-	-	-	-	86
Tax	(8)	-	(10)	(4)	-	-	-	-	-	-	-	(22)
Cost of capital (after tax)	(12)	-	(7)	(1)	-	-	-	-	-	-	-	(20)
In-force performance	160	-	34	(1)	-	-	-	-	-	-	-	192
Unwind of discount	251	-	177	20	-	-	-	-	-	-	-	449
Operating variances	187	-	(111)	(17)	-	-	-	-	-	-	-	58
Changes in operating assumptions	(278)	-	(32)	(4)	-	-	-	-	-	-	-	(314)
Embedded value operating return	172	-	56	8	-	-	-	-	-	-	-	236
Variance from long-term inv. return	1,421	-	(366)	(11)	-	-	-	-	-	-	-	1,043
Change in economic assumptions	(716)	-	(33)	(31)	-	-	-	-	-	-	-	(779)
Currency exchange differences	0	-	0	0	-	-	-	-	-	-	-	0
Miscellaneous impacts	(85)	-	244	30	-	-	-	-	-	-	-	189
Embedded value total return	792	-	(99)	(4)	-	-	-	-	-	-	-	689
Capital movements	(6)	-	0	11	-	-	-	-	-	-	-	5
Embedded value life insurance EoY	3,596	-	1,884	254	-	-	-	-	-	-	-	5,734
Embedded value life insurance EoY (EUR millions)	3,596	-	1,884	254	-	-	-	-	-	-	-	5,734
Other activities (EUR millions)												160
Total embedded value for the Netherlands (EUR millions)												5,894
Embedded value operating margin	6.1%	-	2.8%	3.1%	-	-	-	-	-	-	-	4.7%
VNB, PVNBP and APE	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2008	12	-	22	9	-	-	-	-	-	-	-	43
Present value of new business premiums	1,424	-	831	68	-	-	-	-	-	-	-	2,324
APE (A)	191	-	99	10	-	-	-	-	-	-	-	300
Deposits	-	-	-	-	-	-	-	-	-	-	-	-

(A)	APE = recurring premium + 1/10 single premium.

Embedded value 2008	- 20 -

United Kingdom

Table 16

Movement analysis 2008	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in GBP milions unless stated otherwise, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millons)	3,189	-	503	-	-	-	-	-	-	-	-	3,692
Embedded value life insurance BoY	2,339	-	369	-	-	-	-	-	-	-	-	2,708
Value of new business (VNB)	60	-	126	-	-	-	-	-	-	-	-	186
Gross value of new business	88	-	188	-	-	-	-	-	-	-	-	276
Tax	(25)	-	(53)	-	-	-	-	-	-	-	-	(77)
Cost of capital (after tax)	(3)	-	(9)	-	-	-	-	-	-	-	-	(12)
In-force performance	18	-	166	-	-	-	-	-	-	-	-	184
Unwind of discount	170	-	29	-	-	-	-	-	-	-	-	199
Operating variances	(124)	-	128	-	-	-	-	-	-	-	-	3
Changes in operating assumptions	(27)	-	9	-	-	-	-	-	-	-	-	(18)
Embedded value operating return	78	-	292	-	-	-	-	-	-	-	-	370
Variance from long-term inv. return	(438)	-	56	-	-	-	-	-	-	-	-	(382)
Change in economic assumptions	(37)	-	(3)	-	-	-	-	-	-	-	-	(40)
Currency exchange differences	5	-	0	-	-	-	-	-	-	-	-	5
Miscellaneous impacts	87	-	(22)	-	-	-	-	-	-	-	-	65
Embedded value total return	(305)	-	323	-	-	-	-	-	-	-	-	18
Capital movements	(253)	-	20	-	-	-	-	-	-	-	-	(233)
Embedded value life insurance EoY	1,781	-	712	-	-	-	-	-	-	-	-	2,493
Embedded value life insurance EoY (EUR millions)	1,870	-	747	-	-	-	-	-	-	-	-	2,617
Other activities (EUR millions)												(275)
Total embedded value for United Kingdom (EUR millions)												2,342
Embedded value operating margin	3.3%	-	79.1%	-	-	-	-	-	-	-	-	13.7%
VNB, PVNBP and APE	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in GBP millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2008	60	-	126	-	-	-	-	-	-	-	-	186
Present value of new business premiums	6,074	-	2,144	-	-	-	-	-	-	-	-	8,218
APE (A)	953	-	253	-	-	-	-	-	-	-	-	1,205
Deposits	-	-	-	-	-	-	-	-	-	-	-	-

(A)	APE = recurring premium + 1/10 single premium.

Embedded value 2008	- 21 -

Asia

Table 17

Movement analysis 2008	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millons)	-	-	428	3	-	5	-	-	-	-	-	436
Embedded value life insurance BoY	-	-	428	3	-	5	-	-	-	-	-	436
BoY adjustment (A)	-	-	-	-	-	-	-	-	-	-	-	-
Embedded value life insurance BoY	-	-	428	3	-	5	-	-	-	-	-	436
Value of new business (VNB)	-	-	19	0	-	1	-	-	-	-	-	20
Gross value of new business	-	-	27	1	-	2	-	-	-	-	-	30
Tax	-	-	(7)	(0)	-	(1)	-	-	-	-	-	(7)
Cost of capital (after tax)	-	-	(1)	(0)	-	(1)	-	-	-	-	-	(3)
In-force performance	-	-	(33)	(1)	-	(2)	-	-	-	-	-	(36)
Unwind of discount	-	-	29	0	-	0	-	-	-	-	-	30
Operating variances	-	-	(17)	(1)	-	(1)	-	-	-	-	-	(19)
Changes in operating assumptions	-	-	(45)	(0)	-	(2)	-	-	-	-	-	(47)
Embedded value operating return	-	-	(14)	(0)	-	(2)	-	-	-	-	-	(16)
Variance from long-term inv. return	-	-	(5)	(0)	-	0	-	-	-	-	-	(5)
Change in economic assumptions	-	-	(461)	(0)	-	0	-	-	-	-	-	(460)
Currency exchange differences	-	-	17	0	-	0	-	-	-	-	-	18
Miscellaneous impacts	-	-	(23)	0	-	0	-	-	-	-	-	(23)
Embedded value total return	-	-	(486)	0	-	(1)	-	-	-	-	-	(487)
Capital movements	-	-	144	0	-	4	-	-	-	-	-	149
Embedded value life insurance EoY	-	-	86	3	-	9	-	-	-	-	-	97
Embedded value life insurance EoY (EUR millions)	-	-	86	3	-	9	-	-	-	-	-	97
Other activities (EUR millions)												36
Total embedded value for Asia (EUR millions)												134
Embedded value operating margin	-	-	(3.2)%	(9.1)%	-	(29.7)%	-	-	-	-	-	(3.6)%
VNB, PVNBP and APE	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2008	-	-	19	0	-	1	-	-	-	-	-	20
Present value of new business premiums	-	-	339	4	-	179	-	-	-	-	-	522
APE (A)	-	-	61	2	-	-	-	-	-	-	-	63
Deposits	-	-	-	-	-	24	-	-	-	-	-	24

(A)	APE = recurring premium + 1/10 single premium.

Embedded value 2008	- 22 -

Central and Eastern Europe

Table 18

Movement analysis 2008	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millons)	347	-	485	-	-	-	3	-	-	-	-	835
Embedded value life insurance BoY	347	-	485	-	-	-	3	-	-	-	-	835
Value of new business (VNB)	25	-	48	-	-	-	0	-	-	-	-	74
Gross value of new business	42	-	63	-	-	-	0	-	-	-	-	105
Tax	(8)	-	(12)	-	-	-	(0)	-	-	-	-	(20)
Cost of capital (after tax)	(9)	-	(3)	-	-	-	(0)	-	-	-	-	(12)
In-force performance	45	-	23	-	-	-	(0)	-	-	-	-	67
Unwind of discount	36	-	39	-	-	-	0	-	-	-	-	75
Operating variances	4	-	(6)	-	-	-	(1)	-	-	-	-	(2)
Changes in operating assumptions	4	-	(10)	-	-	-	0	-	-	-	-	(6)
Embedded value operating return	70	-	71	-	-	-	(0)	-	-	-	-	141
Variance from long-term inv. return	(30)	-	(49)	-	-	-	(0)	-	-	-	-	(79)
Change in economic assumptions	(21)	-	(9)	-	-	-	0	-	-	-	-	(30)
Currency exchange differences	(29)	-	(30)	-	-	-	0	-	-	-	-	(59)
Miscellaneous impacts	(24)	-	(22)	-	-	-	0	-	-	-	-	(46)
Embedded value total return	(34)	-	(39)	-	-	-	(0)	-	-	-	-	(73)
Capital movements	139	-	3	-	-	-	(0)	-	-	-	-	141
Embedded value life insurance EoY	451	-	449	-	-	-	3	-	-	-	-	903
Embedded value life insurance EoY (EUR millions)	451	-	449	-	-	-	3	-	-	-	-	903
Other activities (EUR millions)												135
Total embedded value for Central and Eastern Europe (EUR millions)												1,038
Embedded value operating margin	19.9%	-	14.4%	-	-	-	(4.2)%	-	-	-	-	16.6%
VNB, PVNBP and APE	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2008	25	-	48	-	-	-	0	-	-	-	-	74
Present value of new business premiums	828	-	674	-	-	-	7	-	-	-	-	1,509
APE (A)	-	-	109	-	-	-	-	-	-	-	-	109
Deposits	64	-	-	-	-	-	1	-	-	-	-	65

(A)	APE = recurring premium + 1/10 single premium.

Embedded value 2008	- 23 -

Other European Countries

Table 19

Movement analysis 2008	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millons)	45	-	374	0	-	-	291	-	-	-	-	710
Embedded value life insurance BoY	45	-	374	0	-	-	291	-	-	-	-	710
Value of new business (VNB)	1	-	50	1	-	-	2	-	-	-	-	54
Gross value of new business	1	-	81	2	-	-	14	-	-	-	-	98
Tax	(0)	-	(25)	(1)	-	-	(5)	-	-	-	-	(30)
Cost of capital (after tax)	(0)	-	(7)	(0)	-	-	(7)	-	-	-	-	(14)
In-force performance	(2)	-	(38)	0	-	-	9	-	-	-	-	(31)
Unwind of discount	3	-	25	0	-	-	11	-	-	-	-	39
Operating variances	(5)	-	(40)	0	-	-	(1)	-	-	-	-	(46)
Changes in operating assumptions	(0)	-	(23)	0	-	-	(1)	-	-	-	-	(25)
Embedded value operating return	(1)	-	11	1	-	-	11	-	-	-	-	23
Variance from long-term inv. return	(1)	-	(2)	0	-	-	(24)	-	-	-	-	(27)
Change in economic assumptions	(2)	-	(21)	(0)	-	-	(12)	-	-	-	-	(35)
Currency exchange differences	0	-	0	0	-	-	0	-	-	-	-	0
Miscellaneous impacts	0	-	8	(0)	-	-	(1)	-	-	-	-	8
Embedded value total return	(5)	-	(3)	1	-	-	(25)	-	-	-	-	(32)
Capital movements	0	-	22	0	-	-	5	-	-	-	-	27
Embedded value life insurance EoY	41	-	393	1	-	-	270	-	-	-	-	705
Embedded value life insurance EoY (EUR millons)	41	-	393	1	-	-	270	-	-	-	-	705
Other activities (EUR millons)												210
Total embedded value for Other European Countries (EUR millons)												915
Embedded value operating margin	(2.8)%	-	3.1%	-	-	-	3.8%	-	-	-	-	3.2%
VNB, PVNBP and APE	Pensions and asset		Life and protection		Individual savings and retirement				Institutional products		Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2008	1	-	50	1	-	-	2	-	-	-	-	54
Present value of new business premiums	80	-	829	3	-	-	983	-	-	-	-	1,894
APE (A)	10	-	150	1	-	-	77	-	-	-	-	237
Deposits	-	-	-	-	-	-	10	-	-	-	-	10

(A)	APE = recurring premium + 1/10 single premium.

Embedded value 2008	- 24 -

Addendum 2: Outcome based on the regulatory surplus requirement

Table 20

Embedded value components - Regulatory surplus (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2008	Total 2007
Life business
Adjusted net worth (ANW)	6,615	2,794	748	194	337	435	11,123	11,751
Free surplus (FS)	5,149	1,487	364	111	287	101	7,500	5,000
Required surplus (RS)	1,466	1,307	383	83	50	334	3,623	6,750

Value of in-force life business (ViF)	7,189	3,016	1,869	(72)	592	282	12,876	15,383
Present value future profits (PVFP)	7,691	3,567	1,920	(3)	612	396	14,184	17,127
Cost of capital (CoC)	(501)	(552)	(51)	(69)	(20)	(114)	(1,307)	(1,744)

Embedded value life insurance (EVLI)	13,804	5,809	2,617	122	929	717	24,000	27,134

Other activities
IFRS book value	681	160	(275)	36	135	210	948	191

Total embedded value per region	14,486	5,970	2,342	158	1,064	926	24,947	27,325

Holding activities							(5,346)	(4,385)
Market value of debt, capital securities & other net liabilities							(4,840)	(4,063)
Present value holding expenses							(506)	(322)
Total embedded value (TEV)							19,601	22,940

Embedded value 2008	- 25 -

Addendum 3: Recoverability of DPAC

This section discusses a number of differences between embedded value and the accounting treatment of deferred policy acquisition costs (DPAC), including value of business acquired (VOBA), with the aim of linking embedded value to DPAC. The DPAC analyzed here is on an IFRS basis.

Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Every year the DPAC are tested by country unit and product line to assess the recoverability. Included in DPAC is the VOBA resulting from acquisitions, which is equal to a proportion of the present value of estimated future profits on insurance policies in-force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing.

Differences between the assessment of embedded value and DPAC/VOBA, include, but are not limited to, the following:

¿	DPAC/VOBA in most countries is based on different accounting assumptions from those used in EVLI
¿	DPAC/VOBA should be compared to IFRS profits instead of local statutory profits, on which EVLI is based
¿	DPAC/VOBA under IFRS is reported pre-tax; EVLI is on an after tax basis

In the Netherlands and Poland, DPAC/VOBA is reflected in EVLI, where it is an admissible asset.

Under the EV framework, the present value of future profits (PVFP) represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate. For the reasons explained above, this PVFP cannot be compared directly to the DPAC/VOBA.

To arrive at a comparable basis, the profits included in the PVFP are adjusted to represent the present value of future pre-tax IFRS profits, before DPAC/VOBA amortization and discounted at the earned rate, net of investment charges/ expenses. The outcome of this calculation is compared to outstanding DPAC/VOBA balances to give an indication of the extent to which the aggregate DPAC/VOBA is recoverable. However, it should be noted that actual DPAC/VOBA recoverability testing does not occur in aggregate but rather at a lower level of segmentation and hence accelerated amortization may be required from time to time on specific blocks or segments of business even though ample coverage exists in aggregate.

Table 21 shows that total life insurance DPAC/VOBA has a coverage ratio of 186%. All of the regions showed coverage ratios above 100%.

Table 21

DPAC recoverability (amounts in EUR millions, pre tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2008
Adjusted PVFP	19,414	5,463	4,123	326	1,064	453	30,843
Gross DPAC	11,931	521	3,494	309	264	20	16,539
Coverage	163%	1049%	118%	105%	403%	2311%	186%

Embedded value 2008	- 26 -

Addendum 4: Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis whereas the closing exchange rates are used for the year–end 2008 and 2007 amounts.

Table 22

Exchange rates		2008		2007
Currency	Abbreviation	Closing rate	Average rate	Closing rate	Average rate
Euro	EUR	1.000	1.000	1.000	1.000
US Dollar	USD	1.392	1.466	1.472	1.368
British Pound	GBP	0.953	0.796	0.733	0.684
Canadian Dollar	CAD	1.700	1.559	1.445	1.468
Polish Zloty	PLN	4.154	3.521	3.594	3.790
Ren Min Bi Yuan	CNY	9.496	10.247	10.752	10.461
Hungarian Forint	HUF	266.700	251.291	253.730	251.231
New Taiwan Dollar	NTD	45.669	46.169	47.734	45.420
Czech Republic Krona	CZK	26.875	24.893	26.628	27.571
Slovak Koruna	SKK	30.126	31.199	33.583	33.689
Romanian Leu	RON	4.023	3.683	3.608	3.334

Embedded value 2008	- 27 -

Addendum 5: Methodology

Scope

Each division in each country unit calculates the embedded value life insurance (EVLI) for the relevant product segments within the life insurance entities (life business) based on detailed actuarial calculations.

All business not included in the life entities, such as general insurance, A&H in non-life entities and banking products is referred to as other activities. All business in non-life entities is valued at IFRS book value.

The sum of the embedded value life insurance per region and the value of the other activities is referred to as total embedded value per region.

The adjustments in respect of the holding activities comprise two parts:

¿	Debt, capital securities and other net liabilities included at their market values;
¿	The present value of future after tax holding expenses, representing the expenses incurred by the group staff departments which are not allocated to the country units.

The sum of the total embedded value per region and the adjustment in respect of the holding activities represents the total embedded value (TEV).

The total embedded value less the value of the preferred share capital represents the total embedded value attributable to common shareholders. The preferred share capital is valued by discounting the expected dividends at the weighted average cost of capital (WACC). This amount is then reduced by 5% to represent a liquidity discount adjustment.

Embedded value 2008	- 28 -

Methodology and definitions

Calculation of the embedded value life insurance requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by AEGON to calculate its embedded value life insurance and value of new business are intended to reflect industry best practices for the purpose of supplementary reporting.

Embedded value life insurance

The embedded value life insurance only reflects the value that arises from current business (assuming a closed book) and therefore does not include a value for future new business.

The embedded value life insurance is built up from the following components:

EVLI	=	Free surplus	}	Adjusted net worth
	+	Required surplus

	+	Present value of future profits	}	Value of in-force life business
	–	Cost of capital

The EVLI is defined as the adjusted net worth (ANW) plus value of in-force life business (ViF)7.

ANW represents the market value of available assets in excess of liabilities determined on the local regulatory basis. ANW is split between required surplus and free surplus. Required surplus represents assets required to be present in the company to support the in-force life business (solvency requirement). Assets backing required surplus are marked-to-market. Free surplus represents assets available at the valuation date that are not required to support the in-force life business, and is the excess of assets over the sum of the liabilities (on the regulatory basis) and the required surplus. Assets backing free surplus are marked-to-market. Refer to table 5 for a reconciliation of the total capital base to ANW.

The ViF equals the present value of future profits (PVFP) less the cost of capital (CoC). The PVFP represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio discounted at the discount rate. The discount rate both reflects the time value of money and a risk margin. The CoC originates from the fact that solvency requirements will constrain distributions to shareholders while earning a net return less than the discount rate.

The cost of capital depends on the level of required surplus and affects the EVLI. The higher the required surplus, the greater the CoC and this switch from free surplus to required surplus results in a lower EVLI. The AEGON internal requirement is based on the higher of the local minimum regulatory requirements and Standard and Poors’ local capital adequacy models at AA level, plus any additional internally imposed requirements, if applicable (internal basis). The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements, which then also forms the basis for the solvency requirements for that business throughout this report.

For comparison purposes, addendum 2 includes the embedded value components and the embedded value life insurance per country unit on the regulatory surplus basis.

7 Alternatively, the sum of the required surplus and present value of future profits less the cost of capital is also known as the present value of distributable earnings (PVDE). The value of the free surplus plus the PVDE then equals the embedded value life insurance.

Embedded value 2008	- 29 -

Movement analysis including new business

A movement analysis illustrates the change in embedded value life insurance from one reporting period to the next. One of the components of the movement analysis is the value of new business (VNB). The VNB is a measure of the value added by production sold within the last reporting period. It is calculated at the end of the reporting period and based on the beginning of year economic assumptions and assumptions outside of management control, and end of year operating assumptions. The change to end of year economic assumptions is reflected under ‘change in economic assumptions’, while the difference between the assumed and actual investment experience is reflected in the ‘variance from long-term investment return’.

Where pre-tax numbers are presented, the calculations are carried out on an after tax basis and the profits are then grossed up for the relevant corporate tax rate.

Operating assumptions

Operating assumptions are best estimate assumptions and based on historical data where available. The assumptions fall into two categories: operating assumptions involving policyholder behavior and operating assumptions involving company policies, strategies and operations. All assumptions reflect a going concern basis.

Operating assumptions involving policyholder behavior

Operating assumptions involving policyholder behavior, such as premium contributions, mortality, morbidity and persistency, reflect the company’s ‘best estimate’ of future experience and are based on the historical and current experience of the company. These assumptions are adjusted to reflect known changes in the environment and identifiable trends. If historical data is insufficient to provide a reliable basis to develop assumptions, the company’s best judgment is used taking into consideration the company’s pricing and/or reserving assumptions and the experience of other companies with comparable products, markets and operating procedures.

Operating assumptions involving company policies, strategies and operations

Operating assumptions involving company policies, strategies and operations, such as profit sharing/bonus rates and reinsurance and investment/reinvestment strategies reflect contractual requirements as well as the most current policies, strategies and operations.

Consistent with the close matching approach implemented in 2004, the estate of Guardian Assurance in AEGON UK has been valued assuming its distribution as terminal bonus.

Allowances for tax reflect best estimates of future taxes according to local taxation rules, taking into account current ‘substantially enacted’ legislation and tax rates. This best estimate of future taxes initially assumes no future new business (i.e. is on a closed book basis) and includes both cash and accrual adjustments (e.g., deferred taxes). The tax attributed to new business written in the year is generally determined by considering the marginal impact of that new business on the existing business tax position (allowing for any losses carried forward). For the UK, the tax attributable to new business assumes that existing business profits are first made available to relieve new business strains, with any balance of such profits then being used to relieve carried forward losses. The UK new business strains and current tax position of the fund thus generate a negative tax variance, which has been included under ‘in-force variance’ in the movement analysis in section 4.2.

Embedded value 2008	- 30 -

Expenses are based on current experience – in the Netherlands this is current budgeted expenses as they are considered a more appropriate indicator of future levels. Expenses that can clearly be demonstrated as non-recurring are identified and omitted from maintenance or acquisition costs and excluded from the determination of the appropriate unit expense assumptions. Expenses are subject to inflation adjustments into the future8. Holding expenses reflect the present value of expected future expenses incurred by the holding companies (present value holding expenses). These expenses are assumed to run off in line with the in-force life business.

The target investment mix assumed does not vary with different scenarios. Where the current investment mix is different from the target, the target mix is modeled to be reached over a period of time.

Operating assumptions are reviewed each year and a determination is made as to whether they should be changed.

Economic assumptions

Economic assumptions used in the embedded value are based on observable market data and projections of future trends. These assumptions are approved by the Executive Board.

Risk discount rate

The discount rates used in embedded value reflect AEGON’s weighted average cost of capital (WACC). From the WACC, we derive an AEGON risk margin as the difference between the WACC and weighted current risk free rates across the major country units. The WACC is calculated using a combination of a group level risk free interest rate, an equity risk premium, an assessment of company risk (beta) and an allowance for the gearing impact of debt financing. Rigid adherence to such an approach can result in inappropriate volatility in the WACC and the derived AEGON risk margin, for example as a result of short-term movements in beta. In 2004 and 2005 the AEGON risk margin was 3.2%. In 2006 and 2007 it was concluded that, taking into account changes in the beta and the level of debt financing, 3.0% would be a more appropriate allowance for an AEGON group wide risk margin. The analysis in 2008 has reflected a similar approach but has recognized that an increase in the equity risk premium is appropriate. In previous years the cost of equity has been in the range 8% to 9%. This year a figure of 10.5% has been assumed, which results in an increase in the risk margin from 3% to 4%.

Discount rates are then calculated at a country unit level to reflect the AEGON risk margin and the country risk free rate assumption. Where risk free rates are projected to move from current market rates to an ultimate long-term rate, the risk margin is applied to a blended rate to arrive at a single risk discount rate. In previous years no adjustment was made to discount rates among the three major country units to reflect differences in business risk either at country level or business unit/product level. This year the substantial de-risking of the Netherlands business was recognized and this lead to the inclusion of a risk margin of 3% for the Netherlands – in line with 2007 and 1% below the US and the UK. It should also be noted that, specific risk factors within each of these three countries will be reflected in the reserves set at a local level. An allowance for specific risk factors in the new/smaller country units is included in the discount rates where appropriate.

Equity return

The method used to derive projected equity returns is similar to that used to derive risk discount rates. As in previous years this method has resulted in the assumption of equity returns at the same level as discount rates. This includes the Netherlands, even though the lower risk premium applicable to this business could have supported an approach where they exceeded the discount rate to achieve consistency of equity returns across euro economies.

8 Refer to addendum 6 for the inflation assumptions.

Embedded value 2008	- 31 -

Risk free fixed interest returns

Risk free fixed interest returns correspond to the government bond yield for ten-year fixed interest instruments. These returns are used to derive risk discount rates and also underlie projections of returns on reinvestments, which will vary by the duration and credit characteristics of the assumed investment policy. In the Americas, the Eurozone and Taiwan, the assumed returns grade from the current market levels to the long-term assumptions – derived from the forward curve - over a period of approximately five years.

Embedded options and guarantees

Insurance policies can have options and guarantees that are embedded in the product design (embedded options and guarantees). These embedded options and guarantees include minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

An explicit allowance for the time value of all material embedded options and guarantees has been included by assessing their impact on embedded value life insurance using mostly stochastic modeling. The methodology and assumptions used to assess this for the two regions where the impact on the EVLI is material are described in addendum 6. In total, the time value of options and guarantees included in the EVLI for the Group was EUR 592 million, after tax.

As well as the explicit cost included for the time value of embedded options and guarantees, the PVFP for the Netherlands includes a positive value of EUR 1.3 billion in relation to the release of EUR 3.8 billion IFRS reserve held for financial options and guarantees, and which is backed by an economic hedging program. This value has been established by projecting the future releases to shareholders from the reserve, assuming the underlying assets earn a risk free return, and discounting the releases, net of 25.5% tax, at the risk discount rate.

Required capital

The solvency requirement underlying the cost of capital allowance in the embedded value is the internal surplus requirement on which the business is managed. This requirement is based on the more stringent of the local regulatory requirement and the Standard and Poors’ local capital adequacy models at a AA level plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

In addition, embedded value figures calculated using the regulatory surplus requirement are shown in table 20, in addendum 2.

Embedded value 2008	- 32 -

Addendum 6: Detailed economic assumptions

Table 23

Economic assumptions 2008	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	7.2%	7.2%	6.5%	2.3%	4.1%	5	606	109	2	2.0%	35.5%
Canada	7.4%	7.4%	-	2.6%	4.1%	5	259	65	2	2.0%	28.0%
Mexico	13.0%	-	-	8.5%	8.5%	-	-	-	-	4.0%	40.0%
The Netherlands	7.0%	7.0%	6.7%	3.4%	4.6%	5	527	148	2	2.0%	25.5%
United Kingdom	7.9%	7.9%	7.9%	3.4%	4.4%	5	388	110	2	2.0%	28.0%
Asia
China	10.0%	10.0%	-	2.9%	3.9%	5	144	144	-	3.0%	25.0%
Taiwan	6.8%	6.8%	-	1.7%	2.6%	5	365	82	2	2.0%	25.0%
Central and Eastern Europe
Czech Republic	8.5%	8.5%	8.5%	4.5%	4.5%	-	-	-	-	3.0%	19.0%
Hungary	11.0%	11.0%	11.0%	7.0%	7.0%	-	45	45	-	3.0%	20.0%
Poland	9.5%	9.5%	-	5.5%	5.5%	-	-	-	-	3.0%	19.0%
Romania	13.0%	13.0%	-	8.5%	8.5%	-	-	-	-	5.0%	16.0%
Slovakia	8.0%	8.0%	-	3.4%	4.6%	5	-	-	-	3.0%	19.0%
Other European Countries
France	8.0%	8.0%	8.0%	3.4%	4.6%	5	100	50	2	2.0%	34.4%
Spain	8.0%	8.0%	8.0%	3.4%	4.6%	5	128	55	2	2.0%	30.0%

Economic assumptions 2007	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	7.70%	7.70%	6.50%	4.04%	5.28%	5	211	124	2	2.0%	35.5%
Canada	7.10%	7.10%	-	4.04%	4.26%	5	65	65	-	2.0%	34.0%
Mexico	12.00%	-	-	8.50%	8.50%	-	-	-	-	4.0%	40.0%
The Netherlands	7.60%	7.60%	6.70%	4.40%	4.90%	5	126	47	2	2.0%	25.5%
United Kingdom	7.60%	7.60%	7.60%	4.60%	4.60%	-	131	82	2	2.0%	28.0%
Asia
China	10.00%	10.00%	-	3.60%	4.30%	5	110	110	-	3.0%	25.0%
Taiwan	6.90%	6.90%	-	3.10%	3.40%	5	158	82	2	2.0%	25.0%
Central and Eastern Europe
Czech Republic	9.00%	9.00%	6.00%	4.80%	4.80%	-	-	-	-	3.0%	24.0%
Hungary	10.00%	10.00%	10.00%	6.90%	6.90%	-	45	45	-	3.0%	20.0%
Poland	9.00%	9.00%	-	5.90%	5.90%	-	-	-	-	2.0%	19.0%
Slovakia	9.00%	9.00%	-	4.70%	4.70%	-	-	-	-	3.0%	19.0%
Other European Countries
France	7.60%	7.60%	6.20%	4.40%	4.90%	5	43	51	2	2.0%	34.4%
Spain	7.60%	7.60%	6.70%	4.40%	4.90%	5	55	55	-	2.0%	30.0%

(A) Risk free fixed interest returns correspond to the 10-year government bond yield.

(B) Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the risk free fixed interest returns.

Embedded value 2008	- 33 -

Americas

Stochastic modeling methodology

The embedded value is taken as the average of the values calculated over a range of stochastic scenarios. The risk discount rate used in each scenario is described in table 4.

Scenarios for general account products

¿	Treasury yield curve scenarios

These scenarios model the US treasury yield curve. The underlying dynamics of the scenario generator are lognormal, with mean reversion to the assumed interest rate levels as described in table 4 as well as further adjustments in the event that the rates become too extreme. A short maturity (90-day) and long maturity (10-year) rate are projected. For both rates a quarterly volatility, a mean reversion target, and a mean reversion factor are specified, as well as a correlation between the movements of the two projected rates. Volatilities (standard deviations) are based on historical data. The net credit spreads are not assumed to vary by scenario.

Table 24

Stochastic modeling mean reversion targets
Maturity	Reversion target	Quarterly yield volatility
90-day	1.74%	16%
10-year	4.07%	8%

¿	Equity scenarios

Common stock and preferred stock account for less than 2% of the total AEGON USA general account assets. Therefore, these are not modeled separately.

Scenarios for separate account products

These scenarios cover various classes of equities and fixed income investments (bonds, money markets) as benchmarks for separate account funds. The underlying dynamics of the generator are lognormal, with inputs of expected returns and volatilities for each fund class as well as correlations between fund classes. Volatilities and correlations between funds are based on historical data. The current economic environment and forward-looking assumptions as per the dividend discount model were used to determine expected annual returns.

Within the stochastic scenarios, non-economic assumptions such as lapses are modeled dynamically. No management behavior is modeled.

Table 25

Stochastic modeling assumptions	Effective annualized long-term gross return	Annual price volatility (A)
Equity	7.20%	20.00%
Convertible bonds	6.21%	10.50%
Lehman aggregate bonds	4.48%	3.75%
Money market	1.74%	0.50%

(A) Volatilities in this table are with respect to volatilities of returns.

Embedded value 2008	- 34 -

Table 26

Correlation matrix (A)	Equity	Convertible bonds	Lehman aggregate bonds	Money market
Equity	1.00	0.85	0.03	0.16
Convertible bonds	0.85	1.00	0.15	0.22
Lehman aggregate bonds	0.03	0.15	1.00	0.16
Money market	0.16	0.22	0.16	1.00

(A) Correlations in this table are with respect to correlations of returns.

The Netherlands

Stochastic modeling methodology

The allowance in embedded value for the minimum interest guarantees in the life insurance portfolio (traditional business, unit-linked portfolios and separate account contracts) is calculated stochastically, where applicable. The impact of the financial options is calculated using the average values of the future after-tax shortfalls and profit-sharing over a range of stochastic scenarios, discounted using the risk discount rate described in table 4.

Within the stochastic scenarios non-economic assumptions are based on best estimates. No management behavior is modeled.

Scenarios for general account products

Profit sharing is mainly driven by an externally defined basket of government bonds. Therefore, no equity return or correlation assumptions are required to assess the exposure to the financial options and guarantees embedded in the traditional products.

At year-end 2008, the book yield on this basket equaled 3.93%. To assess the value of the minimum guarantees, a mean reversion target return of 4.34% is assumed for this benchmark. Projected interest rate scenarios are specified taking into account correlation between successive years, the mean reversion target and volatility. The model volatility is related to the implied volatility of the 7-year yield as an approximation of the actual volatility of the profit-sharing benchmark.

Table 27

Stochastic modeling mean reversion targets
	Reversion target	Annual yield volatility
Profit-sharing rate	4.34%	16.4%

Scenarios for unit-linked and separate account pension products

The unit-linked portfolio and separate account pension contracts are backed by a mix of equities and fixed income investments. The underlying dynamics of the scenario generators are lognormal, with inputs of expected returns and volatilities as well as the correlation matrix. The tables that follow include the mix of the underlying assets, the expected returns, volatilities per asset class and the assumed correlations for each of the unit-linked and separate account products. Volatilities and correlations between asset classes are based on historical data.

Embedded value 2008	- 35 -

Table 28

Stochastic modeling unit-linked portfolio
AEGON funds	Expected return			Annual price volatility
	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity fund	7.00%	7.00%	-	21.60%	16.00%	5
Fixed income fund	2.38%	3.89%	5	3.40%	5.90%	5
Property fund	7.00%	7.00%	-	21.60%	16.00%	5
Mix fund (A)	5.01%	5.81%	5	9.60%	8.30%	5
Government bonds fund	5.20%	4.60%	5	0.80%	0.80%	-

(A) The AEGON Mix fund is a combination of 40% equity fund, 55% fixed income fund and 5% property fund.

Table 29

Stochastic modeling unit-linked portfolio
Correlation matrix (A)		Equity		Fixed income				Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.00	1.00	-	- 0.26	0.15	5	0.73	0.55	5
Fixed income	- 0.26	0.15	5	1.00	1.00	-	0.13	0.23	5
Property	0.73	0.55	5	0.13	0.23	5	1.00	1.00	-

(A) Correlations in this table are with respect to correlations of returns.

Table 30

Stochastic modeling separate account pensions
	Distribution	Annual Price Volatility
		Start	Ultimate	Grading period
Equity (A)	12.0%	21.60%	16.00%	5
Fixed income (A)	87.0%	2.10%	3.70%	5
Property (A)	1.0%	21.60%	16.00%	5

(A) The expected returns used in stochastic modeling for these asset classes are the same as in table 23.

Table 31

Stochastic modeling separate account pensions
Correlation matrix (A)		Equity			Bonds			Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.00	1.00	-	- 0.20	0.15	5	0.73	0.55	5
Bonds	- 0.26	0.15	5	1.00	1.00	-	- 0.13	0.23	5
Property	0.73	0.55	5	0.13	0.23	5	1.00	1.00	-

(A) Correlations in this table are with respect to correlations of returns.

Embedded value 2008	- 36 -

Glossary and abbreviations

Glossary

Base case	The EVLI, TEV and VNB calculated under the set of assumptions and methodology outlined in addendum 5 Methodology. Sensitivity tests reflecting a deviation on the assumptions are presented in comparison to the base case.

Closed book	An assumption that the portfolio will run off after the valuation date and is not expected to grow with future new business.

Cost of capital	The cost related to having to hold solvency capital that will constrain distributions to shareholders. The cost originates from the fact that the net return earned on the assets backing this capital is lower than the discount rate.

Discount rate	The rate at which future cash flows are discounted back to the valuation date.

Embedded options and guarantees	Can apply to both assets and liabilities of AEGON. On assets, refers to features such as the ability to exercise an option to call, put, prepay or convert an asset. On liabilities, refers to features such as minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Embedded value life insurance	The present value of the existing life insurance business at the valuation date and excluding any value attributable to future new business.

Embedded value life insurance movement	The change in embedded value life insurance from one reporting year to another.

Embedded value operating margin	Return on embedded value life insurance from operating activities. Defined as embedded value operating return divided by beginning of year embedded value life insurance (after any beginning of year adjustments) on a constant currency basis.

Embedded value operating return	Embedded value life insurance earnings from operating activities. Defined as the value of new business plus in-force performance.

Embedded value total margin	Return on embedded value life insurance from all sources. Defined as embedded value total return divided by beginning of year embedded value (after any beginning of year adjustments) in euros.

Embedded value total return	Embedded value life insurance earnings from all sources, not including capital movements. Defined as embedded value operating return plus the variance from long-term investment return, changes in economic assumptions, currency exchange differences and miscellaneous impacts.

European Embedded Value Principles	A consistent framework for the calculation and reporting of embedded value published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers.

Embedded value 2008	- 37 -

Free surplus	Excess of assets available at the valuation date over capital needed to support the business (liabilities and required surplus).

Going concern basis	Business outlook assumption that expects the business to behave under normal conditions but excluding the value generated by future new business.

Gross value of new business	The value of new business, grossed-up at the effective new business corporate tax rate, before allowance for the cost of capital.

In-force business	Contracts and policies that are in effect as at the valuation date.

In-force performance	Defined as unwinding discount rate plus current-year experience variance from non-economic assumptions within management control plus change in operating assumptions.

Internal rate of return	The discount rate at which the present value of the distributable earnings from new business equals the investment in new business, i.e. the projected return on the initial investment in new business.

Internal surplus basis	The more stringent of local regulatory solvency requirements and Standard and Poors’ (S&P) solvency requirements at AA level, plus any additional internally imposed requirements, if applicable.

International Financial Reporting Standards	A set of accounting standards developed by the International Accounting Standards Board. All publicly listed companies in the European Union are required to prepare their financial statements in conformity with IFRS beginning January 1, 2005.

IFRS book value	Net asset value based on international financial reporting standards.

Mark-to-market	The adjustment of the asset value from regulatory value to market value.

Movement analysis	An explanation of the change in embedded value life insurance from one reporting period to the next.

Net asset spreads	Excess of net investment return over the risk free rate.

Persistency	The rate at which policies and contracts remain in-force.

Present value of distributable earnings	The discounted value of expected future distributable earnings as at the valuation date at the discount rate.

Present value of new business premiums	The discounted value of modeled premiums on the block of business sold in the latest reporting year.

Present value of future profits	The present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate.

Reporting segment	The product type categories of business on which AEGON reports externally for IFRS and EVLI/TEV.

Embedded value 2008	- 38 -

Required surplus	The capital that AEGON is required to hold in order to satisfy local regulatory solvency requirements or to demonstrate financial strength (via ratings from agencies such as Standard & Poors’ and Moody’s).

Reserve base	Methodology or principle basis to calculate the level of reserves.

Total embedded value	The sum of the embedded value life insurance and the value of the other activities and holding activities.

Time value of money	The expected value of money at a certain valuation date.

Unwind of discount	Expected return on the beginning of year EVLI.

Value of new business	The present value of the future distributable earnings on the block of business sold in the latest reporting year. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and end of year operating assumptions.

Value of in-force	The present value of the expected future profits emerging from the business in-force as of the valuation date minus the cost of capital.

Variance analysis	Explanation of the difference between actual and expected experience related to assumptions.

Embedded value 2008	- 39 -

Abbreviations

A&H	Accident & health
ANW	Adjusted net worth
APE	Annualized premium equivalent
BoY	Beginning of year
CoC	Cost of capital
DPAC	Deferred policy acquisition costs
EEV	European Embedded Value
EoY	End of year
EVLI	Embedded value life insurance
FA	Fixed annuities
Fee	Fee business
FS	Free surplus
IFRS	International financial reporting standards
IGP	Institutional guaranteed products
IRR	Internal rate of return
LAP	Life for account of policyholders
PVDE	Present value of distributable earnings
PVFP	Present value of future profits
PVNBP	Present value of new business premiums
RS	Required surplus
TEV	Total embedded value
TL	Traditional life
VA	Variable annuities
ViF	Value of in-force business
VNB	Value of new business
VOBA	Value of business acquired

AEGON N.V.

Group Corporate Communications & Investor Relations

Analysts & Investors	+31 (0)70 344 83 05
+1 877 548 9668 – toll free USA only
E-mail	ir@aegon.com

Media	+31 (0)70 344 83 44
E-mail	gcc-ir@aegon.com

Web site: www.aegon.com

Embedded value 2008	- 40 -

Disclaimers

Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes a non-GAAP financial measure. Embedded value is not based on IFRS, which are used to prepare and report AEGON’s 2008 financial statements and should not be viewed as a substitute for IFRS financial measures. In the 2008 Embedded Value report available on www.aegon.com, the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 6.1 billion as reported in AEGON’s annual accounts over the year 2008. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¿	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¿	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
¿	The frequency and severity of insured loss events;
¿	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;
¿	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¿	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¿	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¿	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
¿	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
¿	Acts of God, acts of terrorism, acts of war and pandemics;
¿	Changes in the policies of central banks and/or governments;
¿	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
¿	Customer responsiveness to both new products and distribution channels;
¿	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
¿	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and
¿	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Embedded value 2008	- 41 -